Exhibit (a)(1)(F)
FORM OF CONFIRMATION OF RECEIPT OF NOTICE OF WITHDRAWAL
Confirmation of Receipt of Notice of Withdrawal
This Confirmation of Receipt of Notice of Withdrawal is related to the offer from TASER International, Inc. to exchange certain outstanding stock options under its Offer to Exchange Certain Outstanding Stock Options for New Options.
We have received your Notice of Withdrawal electing NOT to exchange some or all of your eligible stock options as indicated in your Notice of Withdrawal.
Please note that you may change your election(s) at any time before 11:59 p.m. Eastern Time on December 27, 2010. If you have any questions, please contact me (480) 905-2002 or via email at dan@taser.com.
Thank you,
Dan Behrendt
Chief Financial Officer